Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230 ANNOUNCEMENT TO THE MARKET Itaú Unibanco signs up to the Net-Zero Commitment by 2050 Itaú Unibanco Holding SA (“Itaú Unibanco” or “Company”) informs its stockholders and the market in general of its adherence to the Net-Zero Banking Alliance (NZBA), a global agreement led by the United Nations (UN) to mobilize the resources required to create a global net zero emission economy, aligned with the Paris Agreement. The bank’s strategy, which is already carbon neutral for direct emissions (scopes 1 and 2), is to provide actively and customized support for its customers in their own processes of transition to a low-carbon economy, thus reducing its indirect emissions (Scope 3). Drawing on its experience and financing capacity, the bank aims to reduce total emissions (scopes 1, 2 and 3) by 50% by 2030 and become carbon neutral by 2050. To this end, in line with its recent announcement to contribute R$400 billion to positive impact sectors and ESG-linked transactions by 2025, Itaú has also established the following action plans: • Validating emissions reduction targets with SBTi (Science Based Target Initiative) contributing to limit the increase in the global average temperature below 1.5ºC; • Reducing the emissions of its own operations; • Supporting climate transition for clients of carbon-intensive sectors; • Creating agribusiness opportunities, such as recovery of pastures, ecological restoration and biofuel production; • Designing products targeted at transitioning customers to decarbonizing the economy; • Encouraging entrepreneurship and support technologies for CO2 reduction and removal; • Investing in forest conservation and restoration projects; • Offering specific products to retail clients, in addition to carrying out awareness-raising campaigns; • Keeping on encouraging voluntary carbon markets (VCM) through proprietary platforms and commitments. NZBA is made up of 59 banks of 29 countries, with approximately US$39 trillion in assets, accounting for 25% of the global banks’ assets, thus showing the importance of the banking industry to the sustainability of the planet. The participation of Itaú Unibanco, Latin-America’s largest private bank, strengthens the leading role of the financial sector in the global environmental agenda and the institution’s engagement with the net zero agenda. São Paulo (State of São Paulo), Octorber 26, 2021. RENATO LULIA JACOB Group Head of Investor Relations and Market Intelligence